MILLAR WESTERN FOREST PRODUCTS LTD.

                          INTERIM FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                  (unaudited)

-------------------------------------------------------------------------------

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                      MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS



                                                June 30,       December 31,
                                                  2005            2004
                                               (unaudited)      (audited)
                                             ---------------  --------------

                                              (in thousands of Canadian dollars)

                                     ASSETS
Current assets

  Cash....................................      $  47,504       $  95,959
  Accounts receivable.....................         34,943          25,805
  Inventories (note 2)....................         65,696          46,144
  Prepaid expenses........................          9,671          10,854
  Future income taxes.....................          1,367             806
                                             ---------------  --------------
                                                  159,181         179,568
Property, plant and equipment.............        158,093         157,626
Other assets..............................         22,600          25,563
                                             ---------------  --------------
                                                $ 339,874       $ 362,757
                                             ===============  ==============


                      LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
  Accounts payable and accrued
    liabilities...........................      $  38,847       $  45,023

Long-term debt (U.S. $190,000: 2004 - U.S.
  $190,000)...............................        233,377         228,760
Other obligations.........................          5,088           5,642
Future income taxes.......................         16,606          16,973
                                             ---------------  --------------
                                                  293,918         296,398
Shareholder's equity
  Share capital...........................              -               -
     Retained earnings....................         45,956          66,359
                                             ---------------  --------------
                                                $ 339,874       $ 362,757
                                             ===============  ==============

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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          STATEMENTS OF EARNINGS (LOSS)

                                   (unaudited)


                                Three Months Ended         Six Months Ended
                                     June 30                   June 30
                                  2005       2004            2005       2004
                               ----------  ---------      ----------  ---------

                                   (in thousands of Canadian dollars)

Revenue........................  $ 78,791  $ 88,648       $ 156,122  $169,535

Cost of products sold..........    50,784    51,561         101,147   101,794
Freight and other selling
  costs........................    12,680    11,006          25,552    21,962
Depreciation and
  amortization.................     3,794     3,780           7,891     7,685
General and
  administration...............     3,300     2,881           6,809     6,038
Countervailing and anti-dumping
  duties (note 5)..............     2,627     3,977           5,095     7,128
Employees' profit sharing......         -     1,082               -     1,669
                                  --------   --------       --------   --------
Operating earnings.............     5,606    14,361           9,628    23,259
Financing expenses (note 3)....    (4,621)   (4,590)         (9,002)   (8,274)
Unrealized exchange loss on
  long-term debt...............    (2,945)   (6,099)         (4,617)  (10,393)
Other (expense) income
  (note 4).....................         -        18          (2,100)       39
                                  --------   --------       --------   --------
(Loss) earnings before income
  taxes........................    (1,960)    3,690          (6,091)    4,631
Income tax (recovery) expense..       (43)    2,455            (688)    3,550
                                  --------   --------       --------   --------
Net (loss) earnings............   $(1,917)   $1,235         $(5,403)   $1,081
                                  ========   ========       ========   ========



                         STATEMENTS OF RETAINED EARNINGS
                        FOR THE SIX MONTHS ENDED JUNE 30

                                   (unaudited)

                                                     2005           2004
                                                ----------     ----------

                                             (in thousands of Canadian dollars)

Retained earnings - beginning of
  period.............................           $ 66,359        $ 38,106
Net (loss) earnings..................             (5,403)          1,081
                                                ----------     ----------
Dividend.............................            (15,000)              -
                                                ----------     ----------

Retained earnings - end of period....           $ 45,956        $ 39,187
                                                =========       =========

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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                                   (unaudited)


                                   Three Months Ended         Six Months Ended
                                        June 30                   June 30
                                     2005       2004          2005       2004
                                  ---------  ---------    ----------  ---------

                                        (in thousands of Canadian dollars)


Cash provided from (used in)
Operating activities
   Net earnings...............    $ (1,917)    $ 1,235     $ (5,403)   $ 1,081
   Items not affecting cash:
     Future income tax
     (recovery) expense.......        (163)      2,335         (928)     3,310
     Reforestation expense....          93         539        4,337      4,674
     Depreciation and
       amortization...........       3,794       3,780        7,891      7,685
     Write-down of note
       receivable.............           -           -        2,100          -
     Amortization of deferred
       financing charges......         170         170          340        334
     Unrealized foreign exchange
       loss on long-term debt..      2,945       6,099        4,617     10,393
  Other........................        103         132          206        246
                                  ---------  ----------    ----------  ---------
                                     5,025      14,290       13,160     27,723
  Reforestation expenditures...     (1,739)     (1,067)      (2,461)    (1,581)
                                  ---------  ----------    ----------  ---------
                                     3,286      13,223       10,699     26,142
                                  ---------  ----------    ----------  ---------

  Changes in non-cash components
    of working capital
    Accounts receivable........      3,139       3,390       (9,138)     3,875
    Inventories................      9,983      11,137      (19,552)   (17,086)
     Prepaid expenses..........     (3,736)     (1,695       (1,061)      (569)
     Accounts payable and accrued
       liabilities.............     (6,477)     (9,932)      (6,568)    (3,375)
                                  ---------  ----------    ----------  ---------
                                     2,909       2,900      (36,319)   (17,155)
                                  ---------  ----------    ----------  ---------
                                     6,195      16,123      (25,620)     8,987
                                  ---------  ----------    ----------  ---------

Investing activities
  Additions to property, plant
    and equipment..............     (5,707)     (3,284)      (7,945)    (4,671)
   Proceeds on disposal of
     property, plant and
     equipment.................         93          18          108         68
   (Increase) decrease in other
      assets...................          2         (73)           2       (112)
                                  ---------  ----------    ----------  ---------
                                    (5,612)     (3,339)      (7,835)    (4,715)
                                  ---------  ----------    ----------  ---------

Financing activity
  Dividend.....................    (15,000)          -      (15,000)         -
                                  ---------  ----------    ----------  ---------
Increase (decrease) in cash....    (14,417)     12,784      (48,455)     4,272
Cash - beginning of period.....     61,921      63,789       95,959     72,301
                                  ---------  ----------    ----------  ---------
Cash - end of period...........    $47,504    $ 76,573      $47,504    $76,573
                                  =========  ==========    ==========  =========
Supplemental cash flow information

   Interest paid...............    $   101    $     89      $   304     $  209
                                  =========  ==========    ==========  =========

   Income taxes paid...........    $   150    $    163      $   312     $  316
                                  =========  ==========    ==========  =========

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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                                   (unaudited)

                                   Three Months Ended         Six Months Ended
                                        June 30                   June 30
                                     2005       2004          2005       2004
                                  ---------  ---------    ----------  ---------

                                        (in thousands of Canadian dollars)

Product segment

Lumber
   Revenue....................    $ 37,687    $ 43,974     $ 73,432   $ 78,140
   Cost of products sold......      26,371      28,251       52,913     51,788
   Freight and other selling
     costs....................       3,532       2,971        6,413      5,962
   Depreciation and
     amortization.............       1,543       1,966        3,380      4,072
   Countervailing and anti-
     dumping duties...........       2,627       3,977        5,095      7,128
                                  ---------  ---------    ----------  ---------
   Operating earnings.........       3,614       6,809        5,631      9,190
                                  =========  ==========    ==========  =========

Pulp
   Revenue....................    $ 39,360    $ 42,931     $ 79,299   $ 87,986
   Cost of products sold......      24,413      23,310       48,234     50,006
   Freight and other selling
     costs....................       9,148       8,035       19,139     16,000
   Depreciation and
     amortization.............       1,739       1,671        3,476      3,340
                                  ---------  ---------    ----------  ---------
  Operating earnings..........       4,060       9,915        8,450     18,640
                                  =========  ==========    ==========  =========

Corporate and other
   Revenue....................    $  1,744    $  1,743     $  3,391    $ 3,409
   General and
     administration...........       3,300       2,881        6,809      6,038
   Depreciation and
     amortization.............         512         143        1,035        273
   Employees' profit sharing..           -       1,082            -      1,669
                                  ---------  ---------    ----------  ---------
   Operating loss.............    $ (2,068)   $ (2,363)    $ (4,453)   $(4,571)
                                  =========  ==========    ==========  =========

Total
   Revenue....................    $ 78,791    $ 88,648     $156,122   $169,535
   Cost of products sold
     and administration.......      54,084      54,442      107,956    107,832
   Freight and other selling
     costs....................      12,680      11,006       25,552     21,962
   Depreciation and
     amortization.............       3,794       3,780        7,891      7,685
   Countervailing and anti-
     dumping duties...........       2,627       3,977        5,095      7,128
   Employees' profit sharing..           -       1,082            -      1,669
                                  ---------  ---------    ----------  ---------
   Operating earnings.........     $ 5,606    $ 14,361     $  9,628    $ 23,259
                                  =========  ==========    ==========  =========

Shipments by business segment

Lumber (millions of board
  feet).......................        84.8        89.3        165.5       173.1
                                  =========  ==========    ==========  =========

Pulp (thousands of
  tonnes).....................        65.1        67.3        134.4       143.0
                                  =========  ==========    ==========  =========

                                                June 30,       December 31,
                                                  2005            2004
                                             ---------------  --------------
Identifiable assets
  Lumber................................        $ 135,279       $ 117,733
  Pulp..................................          139,572         127,241
  Corporate and other...................           65,023         117,783
                                             ---------------  --------------
                                                  339,874         362,757
                                             ===============  ==============

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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                   (unaudited)


1.  BASIS OF PRESENTATION

    The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2004. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2004 audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

2.  INVENTORIES
                                                   June 30,      December 31,
                                                     2005            2004
                                                -------------   ---------------

Logs................................             $  20,708       $  9,998
Pulp................................                21,892         15,962
Lumber..............................                12,525         10,650
Operating and maintenance supplies..                10,571          9,534
                                                -------------   ----------------
                                                 $  65,696       $  46,144
                                                =============   ================

3.  FINANCING EXPENSES

                                      Three Months Ended       Six Months Ended
                                        2005       2004        2005       2004
                                     ---------  ---------  ----------  ---------

Interest expense
  Long-term debt................      $ 4,837    $ 5,394    $ 9,318    $ 10,248
  Other.........................          125         89        337         209
Amortization of deferred
  financing costs...............          170        170        340         334
Foreign exchange (gain) on U.S.
  dollar cash and working
  capital.......................         (511)    (1,063)      (993)     (2,517)
                                     ---------  ---------  ----------  ---------
                                      $ 4,621    $ 4,590    $ 9,002     $ 8,274
                                    =========   =========  ==========  =========

4.  OTHER (EXPENSE) INCOME

    In the first quarter, the Company recorded a $2.1 million provision against the carrying value of its note receivable from Meadow Lake Pulp Limited Partnership.

5.  COUNTERVAILING AND ANTI-DUMPING DUTIES

    In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and anti-dumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an anti-dumping duty ("ADD") rate of 8.43%, both to be posted by cash deposits effective from May 22, 2002.

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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                   (unaudited)

5.  COUNTERVAILING AND ANTI-DUMPING DUTIES (CONTINUED)

    Since that date, the Canadian government and affected industry participants have initiated a series of challenges to these findings under the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization (the "WTO").

    On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. This determination should have resulted in revocation of the CVD and ADD order by the USDOC and return of the duty deposits. Instead, on November 24, 2004 the U.S. government launched an extraordinary challenge to review the legality of the decision of the NAFTA panel. A decision on that review is expected in the third quarter of 2005.

    The CVD deposit rate was reduced to 17.18% effective December 20, 2004 as a result of the final determination in the first administrative review. Also effective December 20, 2004, the ADD deposit rate was reduced to 4.03%.

    The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income in the period received. As at June 30, 2005, the total amount on deposit from May 22, 2002 related to CVD and ADD was U.S. $18.4 million and U.S. $7.7 million respectively.

    The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals. Notwithstanding the cash deposit rates established in the investigations, the final liability for the assessment of CVD and ADD duties will not be determined until each annual administrative review process is complete.